Filed by VG Acquisition Corp.

(Commission File No.: 1-39587)

 Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

 of the Securities Exchange Act of 1934

Subject Company: 23andMe, Inc.

(Commission File No.: N/A)

Employee Option Presentation February 19, 2021

2 Copyright © 2021 23andMe, Inc. This presentation is not intended as tax advice. Please consult your personal tax advisor.

3 Copyright © 2021 23andMe, Inc. Forward - Looking Statements This communication contains certain “forward - looking statements” including statements regarding the anticipated timing and beneﬁts of the merger (the “Transaction”) between VG Acquisition Corp. (“VG”) and 23andMe, Inc. (“23andMe”). The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward looking statements, but the absence of these words does not mean that a statement is not forward looking. The forward - looking statements contained herein are based on 23andMe’s current expectations and beliefs concerning future developments and their potential effects, but there can be no assurance that these will be as anticipated. These forward - looking statements involve a number of risks, uncertainties (some of which are beyond the control of 23andMe) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements. These factors include, among others: the inability to complete the Transaction; the inability to recognize the anticipated beneﬁts of the proposed Transaction, including due to the failure to receive required security holder approvals, or the failure of other closing conditions; and costs related to the proposed Transaction. Except as required by law, VG and 23andMe do not undertake any obligation to update or revise any forward - looking statements whether as a result of new information, future events or otherwise. Additional Information VG intends to ﬁle with the SEC a registration statement on Form S - 4, which will include a preliminary proxy statement of VG and a prospectus. The deﬁnitive proxy statement and other relevant documents will be mailed to stockholders of VG as of a record date to be established for voting on the business combination. Shareholders of VG and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the deﬁnitive proxy statement because these documents will contain important information about VG, 23andMe and the Transaction. Shareholders will also be able to obtain copies of the registration statement and the proxy statement/prospectus, without charge, by directing a request to: VG Acquisition Corp. 65 Bleecker Street, 6th Floor, New York NY 10012. These documents, once available, and VG’s annual and other reports ﬁled with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. Participants in the Solicitation VG, 23andMe and their respective directors, executive ofﬁcers, other members of management and employees may be deemed to be participants in the solicitation of proxies from VG’s shareholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of VG’s directors and ofﬁcers is with the SEC. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the registration statement (and will be included in the deﬁnitive proxy statement/prospectus) and other relevant documents when they are ﬁled with the SEC.

What We Will Cover 4 Copyright © 2021 23andMe, Inc. • Glossary of Terms • What Happens to Options in the Merger? • How Many Options Will I Get in “New” 23andMe? • Examples • Frequently Asked Questions • Next Steps

Glossary of Terms 5 Copyright © 2021 23andMe, Inc. Stock Option: the right to buy a speciﬁc number of shares of company stock at a pre - set price for a pre - set period of time Shares: a share of stock is a unit of ownership in a company. Investors who hold shares of a company are known as shareholders Strike Price: the pre - set price that must be paid to exercise a stock option and buy the underlying share of stock Merger: the business combination between VGAC and 23andMe, in which your options in 23andMe will become options to buy shares of “new” 23andMe, which will be a public company

What Happens to Options in the Merger? 6 Copyright © 2021 23andMe, Inc. ● No difference between vested and unvested options - this is a recent change to our merger agreement that simpliﬁes the process, allowing employees freedom to decide when and whether to exercise options ○ All vested options will automatically become vested options in “new” 23andMe ○ All unvested options will automatically become unvested options in “new” 23andMe ● This automatic “rollover” of old options into new options is not taxable ● No changes to vesting schedules and expiration dates

How Many Options Will I Get in “ New” 23andMe ? 7 Copyright © 2021 23andMe, Inc. ● Your old options will be rolled over into options in “new” 23andMe ● The math is the same math that governs the exchange of old 23andMe shares for “new” 23andMe shares in the merger ● Your “new” options will have the same value as your old options, calculated on the same ratio that applies to 23andMe shares ● That ratio will be approximately 2.31 “new” 23andMe options for each old 23andMe option. This translates to a value per share of old 23andMe of $23.11 ● To match the same value as your old options, your old strike price per share will be divided by 2.31 . This means the aggregate strike price of all your old options will exactly match the aggregate strike price of all your “new” options ● While 2.31 is approximate, the actual ratio should not change much. It’s based on the actual number of outstanding shares plus vested options on the closing date of the merger

Options Example 1 - Strike Price @ $11.57 8 Copyright © 2021 23andMe, Inc. My Stock Options @ $11.57 Old Options Conversion New Options Options 1,000 x 2.31 2,310 Strike Price $ 11.57 · 2.31 $ 5.01 Total Option Strike Price $ 11,570 $ 11,570 NOTE: These are estimates only, actual calculations may vary

Options Example 2 - Strike Price @ $6.79 9 Copyright © 2021 23andMe, Inc. My Stock Options @ $6.79 Old Options Conversion New Options Options 1,000 x 2.31 2,310 Strike Price $ 6.79 · 2.31 $ 2.94 Total Option Strike Price $ 6,790 $ 6,790 NOTE: These are estimates only, actual calculations may vary

Reminder 10 Copyright © 2021 23andMe, Inc. ● Shares (including shares you buy when you exercise options) cannot be traded until the lockup period ends, which is 180 days after the merger closes ● We intend to adopt a public company insider trading policy in connection with the merger closing, which will include blackout periods, and any trade with respect to “new” 23andMe shares will be subject to that policy and any other applicable legal rules ● This is all still contingent upon the merger closing!

Frequently Asked Questions 11 Copyright © 2021 23andMe, Inc. Q : Can I exercise my stock options now? A : Yes, if you would like to do so . However, in order to exercise your options, you must pay the strike price in cash, plus any applicable withholding taxes (which will generally apply to non - qualiﬁed options) . Q : Will I have a tax obligation when my old options roll over into “new” 23 andMe options? A : No .

Frequently Asked Questions 12 Copyright © 2021 23andMe, Inc. Q: What vesting terms will apply to my “new” 23andMe options? A: All vesting terms and conditions remain the same. Your “new” 23andMe options will be governed by the “new” 23andMe 2021 Equity Incentive Plan, which will become effective when the merger closes. Q: Can I share this math with a ﬁnancial or tax advisor? A: Yes. If you have any questions with respect to the ﬁnancial or tax implications of your “new” 23andMe options, please consult your ﬁnancial or tax advisor.

Next Steps 13 Copyright © 2021 23andMe, Inc. • Deliver on our goals • Await the close of the transaction • As much as possible, we will update you along the way - including helpful Lunch & Learns • We are also arranging educational sessions with outside ﬁnancial consultants to support your planning